September 30, 2025

Mary Anne Whitney
Chief Financial Officer
Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge, Ontario L4H 4G3
Canada

       Re: Waste Connections, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 13, 2025
           File No. 001-34370
Dear Mary Anne Whitney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation